FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES
Notice of Resolutions at the 58th Ordinary General Meeting of Shareholders
THE 58TH BUSINESS REPORT For the Annual Period Ended March 31, 2004
Pioneer to Issue Share Acquisition Rights to be Granted as Stock Options

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2004	PIONEER CORPORATION (Registrant)
	By:	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the followings:

1.	The English-translated Resolution Notice passed at the 58th Ordinary General Meeting of Shareholders of common stock of the Company held on June 29, 2004;

2.	The English-translated Business Report, for the fiscal year ended March 31, 2004; and

3.	The announcement released by the Company to the press in Japan dated June 30, 2004, concerning issue of share acquisition rights for the purpose of granting stock options.

(Translation)

June 29, 2004

To Our Shareholders:

Notice of Resolutions at the 58th Ordinary General Meeting of Shareholders

We take pleasure in informing you that the matters were reported on or acted upon as described hereunder at the 58th Ordinary General Meeting of Shareholders of the Company held on June 29, 2004.

Very truly yours,

Kaneo Ito
President and Representative Director
Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku, Tokyo

Description

Matters reported on:

Reports on the Business Report, Balance Sheet and Statement of Income for the 58th Accounting Period (from April 1, 2003 to March 31, 2004)

The contents of these documents were reported.

Matters acted upon:

Agenda Item No. 1.	Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 58th Accounting Period

It was approved and passed as proposed to pay a year-end cash dividend at the ratio of 12.5 yen per share of common stock.

Agenda Item No. 2.	Amendment to a Portion of the Articles of Incorporation

This was approved and passed as proposed. Summary of the amendment is as follows:

New provisions concerning the purchase by the Company of its own shares were added, since purchase by resolutions of the Board of Directors was permitted by providing for provisions which allow such purchase in the Articles of Incorporation, pursuant to the “Law Amending the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki Kaisha)” of Japan.

Agenda Item No. 3.	Election of Twelve (12) Individuals as Directors

As proposed, Messrs. Kanya Matsumoto, Kaneo Ito, Akira Niijima, Takashi Kobayashi, Tamihiko Sudo, Hajime Ishizuka, Tadahiro Yamaguchi, Satoshi Matsumoto, Osamu Yamada, Koichi Shimizu and Tatsuhiro Ishikawa were re-elected, and Mr. Shunichi Sato was newly elected. All those elected assumed their offices, respectively.

Agenda Item No. 4.	Election of One (1) Individual as Corporate Auditor

As proposed, Mr. Terumichi Tsuchida was re-elected, and he assumed his office.

Agenda Item No. 5.	Presentation of Retirement Allowance to Retiring Directors

It was approved and passed as proposed to present retirement allowances to Messrs. Yoshimichi Inada and Katsuhiro Abe, who retired from the offices of Directors, for their services rendered during their terms in office, within a reasonable amount in accordance with the existing regulation of the Company; it was also resolved to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the Board of Directors.

Agenda Item No. 6.	Issue of Share Acquisition Rights for the Purpose of Granting Stock Options

It was approved and passed as proposed, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, to issue to directors, executive officers and employees of the Company and directors of its subsidiaries share acquisition rights upon exercise of which a maximum of 350,000 shares of common stock of the Company is to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof).

#                    #                    #

Please be advised that at the Board of Directors’ meeting held after the Shareholders’ Meeting a resolution was made to appoint Messrs. Akira Niijima, Takashi Kobayashi, Tamihiko Sudo and Hajime Ishizuka as Senior Managing Directors and Representative Directors; Mr. Koichi Shimizu as Managing Director. All those elected assumed their offices, respectively.

Accordingly, the Company’s Directors and Corporate Auditors are currently as follows:

* Chairman	Kanya Matsumoto	Managing Director	Koichi Shimizu
* President	Kaneo Ito	Director	Tatsuhiro Ishikawa
* Senior Managing Director	Akira Niijima	Director	Shunichi Sato
* Senior Managing Director	Takashi Kobayashi
* Senior Managing Director	Tamihiko Sudo	Corporate Auditor (full time)	Makoto Koshiba
* Senior Managing Director	Hajime Ishizuka	Corporate Auditor (full time)	Shinji Yasuda
Managing Director	Tadahiro Yamaguchi	Corporate Auditor	Terumichi Tsuchida
Managing Director	Satoshi Matsumoto	Corporate Auditor	Isao Moriya
Managing Director	Osamu Yamada	Corporate Auditor	Keiichi Nishikido

* Representative Director

In addition, at the above Board of Directors’ meeting, Mr. Kazunori Yamamoto was newly elected as Senior Managing Executive Officers, Messrs. Masao Kawabata, Yoshio Taniyama and Hideki Okayasu were newly elected as Senior Executive Officers, and Messrs. Ryoji Menjo, Tsutomu Haga and Akira Haeno were newly elected as Executive Officers, and all those elected assumed their offices, respectively.

Accordingly, the Company’s Executive Officers are currently as follows:

Senior Managing Executive Officer	Masaru Saotome	Executive Officer	Osamu Takada
Senior Managing Executive Officer	Kazunori Yamamoto	Executive Officer	Sumitaka Matsumura
Senior Executive Officer	Kiyoshi Uchida	Executive Officer	Chojuro Yamamitsu
Senior Executive Officer	Seiichiro Kurihara	Executive Officer	Kenji Sato
Senior Executive Officer	Masao Kawabata	Executive Officer	Yoichi Sato
Senior Executive Officer	Yoshio Taniyama	Executive Officer	Toshiyuki Ito
Senior Executive Officer	Hideki Okayasu	Executive Officer	Susumu Kotani
Executive Officer	Koki Aizawa	Executive Officer	Ryoji Menjo
Executive Officer	Toshihiko Norizuki	Executive Officer	Tsutomu Haga
Executive Officer	Buntarou Nishikawa	Executive Officer	Akira Haeno

#                    #                    #

(TRANSLATION)

THE 58TH BUSINESS REPORT
For the Annual Period Ended March 31, 2004

This is a translation of the original Business Report written in the Japanese language, prepared primarily for the benefit and information of shareholders of the Company’s common stock.

PIONEER CORPORATION
Tokyo, Japan

TO OUR SHAREHOLDERS

During the 58th annual accounting period, ended March 31, 2004, consolidated operating revenue of Pioneer Corporation was ¥700,885 million, rising 3.5% over the previous year.

     Operating income increased 42.1% from the previous year to ¥43,719 million mainly as a result of increased sales and improved gross profit margin as well as decreased selling, general and administrative expenses. Lower average value of the yen against the euro during the year compared to the previous year affected gross profit margin favorably. Net income also increased 54.5% from the previous year to ¥24,838 million, reflecting an increase in operating income and income from discontinued operations recorded in connection with the sale of subsidiaries engaged in the audio/video software business.

Year-end dividend payments were set at ¥12.5 per share of common stock, an increase of ¥2.5 over the previous accounting period. When added to the interim dividend paid last December, this brings the annual cash dividend for this accounting period to ¥25.0, a ¥7.5 increase over the previous year.

In March 2004, Pioneer Corporation issued Euro Yen Zero Coupon Convertible Bonds due 2011 in aggregate principal amount of ¥60,000 million (the “Bonds”). The net proceeds of the issue of the Bonds will be applied principally towards investment in plasma display business, and enhancement of distribution channels in Europe and China.

The business environment remains severe, characterized by uncertain economic conditions in our major markets, Japan, North America and Europe, intensifying price competition in our major product categories, and exchange rate fluctuations. Thus, we are concentrating management resources on strategic businesses to achieve the targets set forth in the medium-term management plan. For example, we converted production lines of optical discs to plasma displays, and we sold to a third party three of our audio/video software business subsidiaries in Japan and the United States. We will continue our efforts to increase profits and improve management efficiency through our “select and focus” policy.

     We made a change in our internal company structure. Plasma Display Business Company, a new internal company, was created to further promote and expand our plasma display business. Also, we made a new internal company, the Home Entertainment Business Company, by combining the Components Business Company with the Home Entertainment Company, aiming to achieve more powerful synergy in the DVD business. Now, we are advancing our strategic business plans with the following four internal companies:

•	Home Entertainment Business Company, which is in charge of audio/video product business and business in devices such as recordable DVD drives for personal computers (PCs);

•	Plasma Display Business Company, which is managing the comprehensive, plasma display business;

•	Mobile Entertainment Company, which is responsible for the car electronics business overall; and

•	Industrial Solutions & Entertainment Company, which is applying business plans and system products to operate in industrial and business markets.

In our plasma display business, we are working to build a more efficient production system to meet fast-growing demand. Pioneer Display Products Corporation, our subsidiary dedicated to plasma display production, is currently expanding its capacity and strengthening its operations. In February 2004, Pioneer Corporation and NEC Corporation (NEC) reached an agreement in principle under which NEC will transfer to Pioneer all the shares NEC holds in its subsidiary, NEC Plasma Display Corporation, and all the intellectual property rights NEC holds for plasma displays. This fall, we plan to establish an overall production system that yields more than one million panels annually.

In our DVD business, demand for DVD recorders for home use, especially those with hard disk drives (HDDs), has been growing, and we plan to develop products with added values and advanced features, reinforcing the line of HDD models. Also, demand for recordable DVD drives for PCs is rising sharply. To accommodate this growing demand, we are strengthening our production capacity in China.

In the car electronics business, we continue our efforts to strengthen our market leadership. In the car navigation system business, our HDD models with advanced functions, as well as affordably priced and easy-to-operate DVD models enjoy excellent reputations in Japan. We also plan to expand this business overseas, in Europe and North America in particular. In the car audio business, we plan to fortify our current strong market position with such new products and innovations as car CD players with organic light-emitting diode (OLED) displays to satisfy diversifying consumer demand.

We continue our efforts to minimize operating costs and expenses worldwide. To reduce our overall manufacturing costs, we are expanding production in China. We are also implementing an expense supervision system to lower the ratio of our selling, general and administrative expenses to consolidated operating revenue. We are applying supply chain management to optimize efficiency of inventory control worldwide. We believe that such initiatives help us improve cash flows and profitability.

We appreciate the support that shareholders have always given us, and look forward to more of it. And we will keep doing everything in our power to improve shareholder value.

June 2004
Tokyo, Japan

Kaneo Ito
President and Representative Director

CONSOLIDATED OPERATING REVENUE BY BUSINESS SEGMENT

Percent of Operating Revenue

Note:	In the 58th annual accounting period, the Company changed business segment classification for certain businesses. Results related to DVD drives for PCs have been moved from “Others” to “Home Electronics,” and results related to plasma displays for business use have been moved from “Home Electronics” to “Others.” Corresponding figures for the previous accounting periods have been reclassified accordingly.

Home Electronics

This segment includes DVD players, DVD recorders, recordable DVD drives, DVD-ROM drives, home-use plasma displays, projection TVs, stereo systems, individual stereo components, equipment for cable-TV systems, digital broadcast set-top boxes and telephones.

Sales in the Home Electronics segment increased 1.3% from the previous year to ¥281,482 million.

     In Japan, sales decreased by 9.2% to ¥78,798 million, due to a decline in sales of DVD players, recordable DVD drives for PCs, and plasma displays for home use, in spite of the increase in sales of DVD recorders.

     Overseas sales increased 6.0% to ¥202,684 million, due to rises in sales of our home-use plasma displays and DVD recorders worldwide,

and recordable DVD drives for PCs in Europe and Asia, despite lower sales of DVD players and audio products worldwide, cable TV set-top boxes in North America, and digital broadcast set-top boxes in Europe.

Car Electronics

This segment includes car stereos, car AV (audio/video) systems, car speakers and car navigation systems.

Sales in the Car Electronics segment amounted to ¥292,187 million, up 3.9% over the previous year.

     In Japan, sales increased 15.1% to ¥121,708 million, reflecting growth in sales of car navigation systems to both consumers and automobile manufacturers as well as increased sales in car audio products to automobile manufacturers.

     Overseas sales decreased 2.8% to ¥170,479 million, primarily due to lower sales of car audio products to both consumers and automobile manufacturers in North America, despite higher sales of car navigation systems in North America and Europe and car audio products in other regions.

Patent Licensing

This segment includes the licensing of patents related to optical disc technologies.

Royalty revenue from Patent Licensing decreased 6.1% from the previous year to ¥11,821 million. This was due to a decline in royalty revenue resulting from expiration of the Company’s optical disc-related patents in certain areas.

Others

This segment includes business-use plasma displays, business-use AV systems, OLED display panels, factory automation systems and electronic devices.

Sales in this segment increased 9.3% from the previous year to ¥115,395 million.

     In Japan, sales were slightly higher by 1.1%, at ¥62,792 million. This is attributed primarily to increased sales of OLED display panels in cellular phones, despite the decrease in sales of commercial karaoke products resulting from the sale of the Company’s karaoke business subsidiaries.

     Overseas, sales were up 21.0% over the previous year to ¥52,603 million, primarily due to increased sales of optical disc manufacturing systems in Asia, semiconductors related to laser pickups in China, and business-use plasma displays worldwide.

CONSOLIDATED FINANCIAL STATEMENTS
Pioneer Corporation and Subsidiaries

(1) Consolidated Balance Sheets

	(In millions of yen)
	March 31
	2004	2003
Assets
Current assets:
Cash and cash equivalents	¥192,419	¥142,480
Trade receivables, less allowance	112,055	113,868
Inventories	107,806	93,620
Others	67,508	66,014

Total current assets	479,788	415,982
Investments and long-term receivables	33,725	25,871
Property, plant and equipment, less depreciation	156,201	145,699
Intangible assets	18,966	15,619
Other assets	33,862	43,858

	¥722,542	¥647,029

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥27,837	¥30,867
Trade payables	79,439	67,173
Others	116,022	108,490

Total current liabilities	223,298	206,530
Long-term debt	89,691	32,196
Other long-term liabilities	58,771	71,631
Minority interests	17,844	18,279
Shareholders’ equity:
Common stock	49,049	49,049
Capital surplus	82,464	82,159
Retained earnings	273,718	253,266
Accumulated other comprehensive loss	(61,829)	(55,629)
Treasury stock	(10,464)	(10,452)

Total shareholders’ equity	332,938	318,393

	¥722,542	¥647,029

(2) Consolidated Statements of Income

(In millions of yen except per share information)
	Year ended March 31
	2004	2003
Operating revenue:
Net sales	¥689,064	¥664,675
Royalty revenue	11,821	12,584

	700,885	677,259

Operating costs and expenses:
Cost of sales	487,297	473,239
Selling, general and administrative	169,869	173,255

	657,166	646,494

Operating income	43,719	30,765
Other income (expenses):
Interest income	1,420	2,153
Foreign exchange loss	(1,244)	(2,045)
Interest expense	(2,154)	(2,814)
Other—net	107	20

	(1,871)	(2,686)

Income from continuing operations before income taxes	41,848	28,079
Income taxes	18,587	9,032
Minority interest in losses (earnings) of subsidiaries	(654)	21
Equity in losses of affiliated companies	(2,244)	(3,126)

Income from continuing operations	20,363	15,942
Income from discontinued operations, net of tax	4,475	136

Net income	¥24,838	¥16,078

Net income per share:
Basic	¥141.58	¥90.24
Diluted	¥140.52	¥90.24

(3) Consolidated Statements of Cash Flows

	(In millions of yen)
	Year ended March 31
	2004	2003
Operating activities:
Net income	¥24,838	¥16,078
Income from discontinued operations, net of tax	(4,475)	(136)
Depreciation and amortization	40,911	36,238
Decrease (increase) in trade notes and accounts receivable	(10,186)	8,481
Decrease (increase) in inventories	(20,707)	838
Increase in trade payables	18,989	13,221
Increase in other accrued liabilities	7,654	8,172
Other	3,354	8,617

Net cash provided by operating activities	60,378	91,509

Investing activities:
Payment for purchase of fixed assets	(57,978)	(40,493)
Other	5,224	5,265

Net cash used in investing activities	(52,754)	(35,228)

Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	56,071	(21,128)
Dividends paid	(3,947)	(2,688)
Purchase and sales of treasury stock, net	(12)	(10,852)
Other	(285)	(12)

Net cash provided by (used in) financing activities	51,827	(34,680)

Effect of exchange rate changes on cash and cash equivalents	(9,512)	(6,234)

Net increase in cash and cash equivalents	49,939	15,367
Cash and cash equivalents, beginning of year	142,480	127,113

Cash and cash equivalents, end of year	¥192,419	¥142,480

Notes:
1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
2.	The consolidated financial statements include the accounts of the parent company and 130 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.
3.	Computation of net income per share is based on Statements of Financial Accounting Standards No. 128 “Earning per Share.”
4.	As a result of the sale of subsidiaries in audio/video software business in the fiscal 2004, the gain on such sale, as well as the operating results of the discontinued operations, are presented as a separate line item in consolidated statements of income in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Reclassifications have been made to previously reported consolidated statements of income and consolidated statements of cash flows to conform to this presentation.

FINANCIAL STATEMENTS
Pioneer Corporation — Parent Company Only

(1) Condensed Balance Sheets

	(In millions of yen)
	March 31
	2004	2003
Assets
Current assets:
Cash	¥73,134	¥19,756
Notes and accounts receivable—trade	43,582	42,991
Marketable securities	32,685	28,784
Inventories	31,183	24,300
Other current assets	27,781	30,876

Total current assets	208,368	146,710
Fixed assets:
Tangible	42,913	35,368
Intangible	20,075	13,303
Investments and others	190,207	189,303

Total fixed assets	253,196	237,975

Total assets	¥461,564	¥384,685

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable—trade	¥40,987	¥35,552
Accrued expenses	40,953	37,539
Other current liabilities	12,123	11,981

Total current liabilities	94,064	85,074
Long-term liabilities	90,074	29,058

Total liabilities	184,139	114,133
Shareholders’ equity	277,425	270,552

Total liabilities and shareholders’ equity	¥461,564	¥384,685

Notes:
1.	The Company’s parent-only balance sheets, statements of income, etc. have been prepared in conformity with the amended Enforcement Regulations of the Commercial Code of Japan.
2.	Accumulated depreciation on tangible fixed assets on March 31, 2004 and 2003 was ¥90,261 million and ¥91,857 million, respectively.
3.	Net income per share of common stock for the year ended March 31, 2004 and 2003 was ¥38.04 and ¥23.40, respectively.

(2) Condensed Statements of Income

	(In millions of yen)
	Year ended March 31
	2004	2003
Net sales	469,010	450,950
Cost of sales	373,479	358,427
Selling, general and administrative expenses	85,607	87,669

Operating income	9,923	4,853
Non-operating income, net	6,496	5,916

Ordinary income	16,419	10,769
Other expenses, net	6,637	6,459

Income before income taxes	9,782	4,310
Income taxes	3,008	66

Net income	¥6,774	¥4,243

(3) Appropriation of Unappropriated Retained Earnings

(In millions of yen except per share information)
	Year ended March 31
	2004	2003
Unappropriated retained earnings at the end of the period	¥7,061	¥3,009
Restoration of general reserves	—	1,297

Total	7,061	4,307
To be appropriated as follows:
General reserve	—	2
Dividends	2,192	1,754
	(¥12.50 per share of	(¥10 per share of
	common stock)	common stock)

Bonus to directors and corporate auditors	100	70
	(of ¥100, ¥11 is for	(of ¥70, ¥5 is for
	corporate auditors)	corporate auditors)

Unappropriated retained earnings carried forward to the next period	¥4,769	¥2,480

Note:	Combined with the interim dividends of ¥12.5 per share of common stock paid on December 3, 2003, the total cash dividends for fiscal year 2004 will amount to ¥25 per share of common stock.

CONDITION OF SHAREHOLDERS AND SHARES
(as of March 31, 2004)

Number of Shares Issued	180,063,836 shares

Note:	4,632,962 shares of treasury stock held by the Company are included.

Distribution of Share-ownership

	Number of	Number of Shares Held
	Shareholders	and its Percent to Total
Financial institutions	137	74,563	thousand	(41.41%)
Securities companies	55	3,432		(1.91)
Other Japanese business corporations	308	4,235		(2.35)
Foreign corporations and individuals	476	66,114		(36.72)
Japanese individuals and others	29,901	31,717		(17.61)

Total	30,877	180,063	thousand	(100.00%)

Note:	Japanese individuals and others include 4,632 thousand shares as treasury stock held by the Company.

Top Ten Largest Shareholders

	Number of Shares Held
	and its Percent to Total
Japan Trustee Services Bank, Ltd. (Trust Account)	16,366	thousand	(9.08%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	14,196		(7.88)
State Street Bank and Trust Company	6,890		(3.82)
The Bank of Tokyo-Mitsubishi, Ltd.	4,154		(2.30)
The Sumitomo Mitsui Banking Corporation	4,089		(2.27)
Mizuho Bank, Ltd.	4,000		(2.22)
Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.	3,955		(2.19)
Kanya Matsumoto	3,785		(2.10)
Bank of Bermuda Limited, Hamilton	3,323		(1.84)
State Street Bank and Trust Company 505025	3,150		(1.74)

Note:	The Company holds 4,632 thousand shares as treasury stock.

Stock Exchange Listings

Tokyo Stock Exchange Osaka Securities Exchange	New York Stock Exchange Euronext Amsterdam

Price per Share and Volume of Shares Traded on the Tokyo Stock Exchange

			Volume
	High	Low	(thousand
	(yen)	(yen)	shares)
2001
Apr.	3,930	3,020	22,531
May	4,250	3,570	24,332
June	3,950	3,580	22,121
July	3,920	2,960	18,429
Aug.	3,430	2,355	24,539
Sept.	2,710	2,155	21,630
Oct.	2,860	2,210	23,175
Nov.	3,150	2,285	28,229
Dec.	3,290	2,635	23,439
2002
Jan.	3,330	2,800	24,977
Feb.	2,685	2,150	42,385
Mar.	2,910	2,440	27,601
Apr.	2,860	2,385	26,982
May	2,595	2,280	25,405
June	2,355	1,981	23,528
July	2,210	1,980	24,659
Aug.	2,260	2,025	31,233
Sept.	2,220	1,900	21,349
Oct.	2,130	1,805	20,215
Nov.	2,430	2,045	32,263
Dec.	2,490	2,150	22,870
2003
Jan.	2,405	2,070	21,562
Feb.	2,600	2,260	33,006
Mar.	2,620	2,390	24,271
Apr.	2,460	2,225	25,507
May	2,555	2,290	23,202
June	2,840	2,490	35,912
July	2,970	2,635	31,308
Aug.	2,815	2,515	27,317
Sept.	3,030	2,600	40,815
Oct.	2,820	2,505	30,938
Nov.	2,825	2,510	21,161
Dec.	2,995	2,645	25,249
2004
Jan.	3,370	2,875	29,718
Feb.	3,270	2,930	31,103
Mar.	3,250	2,890	32,572

For Immediate Release
June 30, 2004

Pioneer to Issue Share Acquisition Rights to be Granted as Stock Options

TOKYO — Pioneer Corporation has announced that it resolved, at the meeting of its board of directors held on June 29, 2004, to issue share acquisition rights for the purpose of granting stock options, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, and to the approval at its ordinary general meeting of shareholders held on June 29, 2004.

     The terms of the issue are as follows:

Description

(1)	Date of issue of share acquisition rights:

The date of issue of share acquisition rights (hereinafter referred to as the “Issue Date”) is expected to be July 8, 2004.

(2)	Number of share acquisition rights to be issued:

3,159

The number of shares to be issued (or transferred from the Company’s own shares held by the Company in lieu thereof) upon exercise of each share acquisition right shall be 100.

(3)	Class and number of shares to be issued or transferred upon exercise of share acquisition rights:

315,900 shares of common stock of the Company

(4)	Issue price of share acquisition rights:

No consideration shall be paid.

(5)	Amount to be paid in upon exercise of share acquisition rights:

The amount to be paid in per share upon exercise of share acquisition rights (hereinafter referred to as the “Exercise Price”) shall be the amount obtained by multiplying the higher of either (i) the average of closing prices (including quotations; hereinafter the same shall apply) in the regular tradings of the shares of common stock of the Company on the Tokyo Stock Exchange for 30 consecutive trading days (excluding any trading day on which the closing price does not exist) commencing on the date 45 trading days prior to the Issue Date (such Issue Date is

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

expected to be July 8, 2004), or (ii) such closing price on the day immediately preceding the Issue Date (such day is expected to be July 7, 2004) (if the closing price does not exist on such day, the closing price on the date immediately preceding such day), by 1.05. Any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

(6)	Amount to be accounted for as stated capital in respect of shares to be issued upon exercise of share acquisition rights:

The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from this calculation shall be rounded up to the nearest one (1) yen.

(7)	Issue of certificates for share acquisition rights:

Certificates for share acquisition rights shall be issued only upon request of the holders of share acquisition rights.

(8)	Persons to whom share acquisition rights shall be allocated:

Directors, executive officers and a number of employees of the Company as well as a number of directors of domestic or overseas subsidiaries of the Company (total: 420 persons)

References:

1.	Date of meeting of board of directors to propose an agenda for the authorization to issue share acquisition rights to the ordinary general meeting of shareholders:

April 27, 2004

2.	Date of ordinary general meeting of shareholders:

June 29, 2004

3.	Period during which share acquisition rights may be exercised:

From and including July 3, 2006, to and including June 30, 2009

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For further information, please contact:
Akira Niijima, Senior Managing Director and Representative Director
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/index-e.html

This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.